Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 001-33429

Acorn International, Inc.

12F, Xinyin Building, 888 Yishan Rd

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED MAY 14, 2008

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Gordon Xiaogang Wang
	Name:	Gordon Xiaogang Wang
	Title:	Vice president, chief financial officer
Date: May 14, 2008

3

Exhibit 99.1

Acorn Reports First Quarter 2008 Financial Results

(Shanghai, China; 14 May 2008) Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services, announced its first quarter financial results for the period ended March 31, 2008.

Highlights for First Quarter 2008:

•	Net revenues were $66.1 million, a decrease of 2.8% compared to $68.0 million in the first quarter of 2007.

•	Gross margin was 58.1%, compared to 55.2% in the same period of 2007.

•

Income from operations was $3.0 million, compared to $6.2 million in the first quarter of 2007. Excluding share-based compensation expenses (non-GAAP), income from operations was $4.5 million, compared to $7.6 million in the first quarter of 2007.

•

Net income was $2.4 million (including investment gain of $0.8 million), compared to $7.3 million (including investment gain of $1.5 million) in the first quarter of 2007. Excluding share-based compensation expenses (non-GAAP), net income was $3.9 million, compared to $8.6 million in the same period of 2007. The income tax expenses for the first quarter of 2008 were $1.2 million, compared to $0.6 million in the same period last year.

•

Diluted income per ordinary share and diluted income per ADS were $0.03 and $0.08, respectively. Excluding share-based compensation expenses (non-GAAP), diluted income per ordinary share and diluted income per ADS were $0.04 and $0.13, respectively.

•	Share-based compensation expenses were $1.5 million, compared to $1.3 million in the first quarter of 2007.

“We are continuing to make adjustments to our product mix and marketing strategies to account for the declining sales in our mobile handsets and Ozing product lines due to the competitive environment. On the direct sales platform, we have successfully shifted our product mix to include a greater number of higher margin products such as cosmetics and collectibles, in turn, helping to improve our overall gross margin. Our investment in our cosmetics business is paying off with the business line maintaining a healthy momentum from last year. On the distribution side, the change in Ozing’s marketing strategy to adjust the discounts to our distributors resulted in an immediate improvement in the product’s gross margin. In addition, distribution sales for our branded Babaka and CPS products made up for the slow down in our Ozing product line by delivering strong year-over-year growth in the first quarter of 2008,” said James Hu, Chairman and CEO of Acorn International. “Leveraging on the cross selling benefits of our multiple sales channels, we are positioned to replicate our mobile handset success in a wide range of product segments. Through our continued focus on media efficiency and efforts on sourcing new products, we are confident in our growth prospects in China’s direct sales industry.”

Business Highlights for the First Quarter of 2008:

•

Acorn’s branded CPS stock tracking software added an additional 17,683 subscribers during the quarter despite a volatile stock market in China in the first quarter of 2008. Total revenues were $4.6 million, up 100% from $2.3 million in the same period last year. The deferred revenue balance as of March 31, 2008 stood at $13.8 million, compared to $5.1 million as of March 31, 2007 and $13.4 million as of December 31, 2007.

•

Acorn’s cosmetic business maintained a healthy growth momentum. Revenues reached $7.3 million in the first quarter of 2008 compared to $5.7 million in the fourth quarter of 2007 and $624,925 in the first quarter of 2007.

•

Acorn’s branded GPS products, eRoda, grew sales 382.9% from $570,067 in the fourth quarter of 2007 to $2.8 million in the first quarter of 2008, benefiting from an effective pricing and marketing plan on TV.

•

Acorn continues to offer new products through its eCommerce and third party bank sales channels. At the end of the first quarter of 2008, Acorn had teamed with seven national banks to offer the zero-interest and zero-fee credit card installment payment solution for purchases of Acorn products.

•

The ratio of gross profit to advertising expenses, also referred to as the “media profit ratio,” reached 2.04 compared to 1.94 in the same period last year. Media profitability continues to benefit from a shift in product mix to include more higher margin products as well as favorable contributions from advertising costs shared by joint sales partners.

First Quarter 2008 Financial Results:

For the first quarter of 2008, total net revenues were $66.1 million, a decrease of 2.8% compared to $68.0 million in the first quarter of 2007.

Direct sales net revenues were $39.8 million, down 12.8% from $45.7 million in the first quarter of 2007. The decrease in direct sales net revenues was mainly due to a slowdown in the mobile handset business in the first quarter.

Distribution net revenues reached $26.2 million, up 17.6% from $22.3 million in the first quarter of 2007. Continued growth in sales of the Company’s CPS stock tracking software and Babaka posture correction products along with new sales generated through Meijin1, the Company’s electronic dictionary business, contributed significantly to the year-over-year increase in distribution revenues for the quarter.

The table below summarizes gross revenues from the three best-selling product categories for the direct sales platform, distribution network and total direct and distribution sales, respectively:

[1]	Previously referred to as Mingren

Three Months Ended March 31, 2008
(in US dollars)
Direct sales
Mobile handsets	11,257,757
Collectibles	7,797,906
Cosmetics	7,182,496

Distribution sales
Electronic learning product (Ozing)	14,263,662
Electronic dictionary (Meijin2)	3,762,510
Posture correction product (Babaka)	3,067,869

Total direct and distribution sales
Electronic learning product (Ozing)	15,482,635
Mobile handsets	11,268,947
Collectibles	7,829,494

Cost of sales in the first quarter of 2008 was $27.7 million, a decrease of 9.2% from $30.5 million in the first quarter of 2007. The decrease in cost of sales was primarily driven by lower sales of mobile handset products which in general have higher product costs.

Gross profit in the first quarter of 2008 was $38.4 million, an increase of 2.4% compared to $37.5 million in the first quarter of 2007. Gross margin was 58.1% in the first quarter of 2008, up from 55.2% in the first quarter of 2007.

Gross profit from direct sales for the first quarter of 2008 decreased 7.4% to $23.3 million from $25.2 million in the same period last year. Gross margin for direct sales for the first quarter of 2008 was 58.5%, an increase from 55.1% in the first quarter of 2007. The increase in gross margin was largely due to a shift in our product mix to our higher margin collectible and cosmetic products.

Gross profit from distribution sales in the first quarter of 2008 was $15.1 million, an increase of 22.2% from $12.3 million in the first quarter of 2007. Gross margin for distribution sales for the first quarter of 2008 was 57.5%, up from 55.4% in the same period last year.

Advertising expenses were $18.8 million for the first quarter of 2008 compared to $19.3 million in the first quarter of 2007. The year-over-year decrease in advertising expenses for the first quarter was associated with an increase in the direct sales advertising costs shared by joint sales partners. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 2.04 in the first quarter of 2008, a significant increase compared to 1.94 in the first quarter of 2007.

[2]	Previously referred to as Mingren

Other selling and marketing expenses increased 51.1% to $10.0 million from $6.6 million in the first quarter of 2007. The year-over-year increase was mainly due to higher delivery costs, salaries and benefits, and increased selling and promotional expenses for Ozing’s distribution sales.

General and administrative expenses were $7.5 million in the first quarter of 2008, a 27.0% increase from $5.9 million in the first quarter of 2007 and primarily reflect an increase in salaries and benefits as well as a rise in consulting fees as a U.S. listed company in the first quarter of 2008.

Other operating income, net, was $0.9 million for the first quarter of 2008, up 53.6% from $0.6 million in the first quarter of 2007. Other operating income, net, included $0.5 million and $0.2 million in government subsidies for the first quarter of 2008 and 2007, respectively.

Income from operations for the first quarter of 2008 was $3.0 million, compared to $6.2 million in the first quarter of 2007.

Share-based compensation expenses for the first quarter of 2008 were $1.5 million, compared to $1.3 million for the first quarter of 2007.

Excluding share-based compensation expenses (non-GAAP), income from operations for the first quarter of 2008 was $4.5 million, compared to a $7.6 million in the same period of 2007.

Net income for the first quarter of 2008 was $2.4 million (including $0.8 million investment gain), compared to $7.3 million (including $1.5 million investment gain) in the first quarter of 2007. Net income excluding share-based compensation expenses (non-GAAP) for the first quarter of 2008 reached $3.9 million, compared to $8.6 million in the same period last year. Diluted income per ordinary share was $0.03 for the first quarter of 2008. Excluding share-based compensation expenses (non-GAAP), diluted income per ordinary share was $0.04 for the quarter. The income tax expenses for the first quarter of 2008 were $1.2 million, compared to $0.6 million in the same period last year. The increase in income tax expenses in the first quarter of 2008 was due to the expiration of the tax holiday of certain subsidiaries.

Acorn’s cash and cash equivalents and short-term investments totaled $175.9 million at the end the first quarter of 2008, a decrease of $9.5 million compared to the end of the fourth quarter of 2007.

Other Updates:

Share Repurchase Program:

In December 2007, Acorn adopted a 10b-5 plan enabling it to repurchase up to an aggregate of $30.0 million of its American Depositary Shares, or ADSs, representing its ordinary shares. As of March 31, 2008, Acorn had repurchased an aggregate of 2,127,800 ADSs on the open market for total cash consideration of about $20.0 million. This repurchase program, as extended, will run through September 2008.

Full Year 2008 Business Outlook:

Based on current business outlook, the Company maintains its previous guidance for the full year 2008:

•	Net revenues are expected to be between $280 million to $320 million in 2008.

•	Net income excluding share-based compensation expenses and investment income are expected to be between $16 million and $18 million.

These estimates are subject to change. Also, Acorn reminds investors that its operating results in each period are impacted significantly by the mix of products and services sold in the period and the platforms through which they are sold. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

Acorn’s management will hold an earnings conference call at 8:00 am Eastern Time on May 14, 2008 (8:00 pm Beijing Time) to review Acorn’s first quarter 2008 financial results.

To access the live teleconference, please dial:

•	1-800-573-4840 (U.S. Toll Free)

•	+ 617-224-4326 (International)

Passcode: ATV

Please dial in approximately 10 minutes before the scheduled call time.

A replay of the conference call will be available through 10:00pm, Wednesday, May 21, 2008 Eastern Time by dialing 1-888-286-8010 (international callers use +617-801-6888) and entering the passcode: 59042864. A live and archived webcast of the call will be available on the Company’s website at http://www.chinadrtv.com.

About Acorn

Acorn is a leading integrated multi-platform marketing company in China, operating China’s largest TV direct sales business in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, outbound telemarketing center and an ecommerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties.

For more information, please visit http://www.chinadrtv.com.

Use of Non-GAAP Financial Measures

Acorn has reported for the first quarter 2007 and 2008 income from operations, operating margin, net income and income per ordinary share on a non-GAAP basis, all excluding share-based compensation expenses. Acorn believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Acorn’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Acorn’s underlying business performance and operating trends and Acorn expects to report income from operations, operating margin, net income and income per ordinary share on a non-GAAP basis using a consistent method on a quarterly basis going forward.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the following reconciliation of GAAP results with non-GAAP results for the three months ended March 31, 2007 and 2008 respectively.

The table below sets forth the reconciliation of non-GAAP measures to GAAP measures for the indicated periods:

ACORN INTERNATIONAL, INC.

RECONCILIATION OF NON-GAAP TO GAAP

(in US dollars)

	Three Months Ended March 31,
	2007	2008
GAAP net revenues	67,985,229	66,061,092
GAAP income from operations	6,236,019	2,988,285
GAAP operating margin	9.2%	4.5%
Share-based compensation expenses	1,342,745	1,481,938
Non-GAAP income from operations	7,578,764	4,470,223
Non-GAAP operating margin	11.1%	6.8%

GAAP net income	7,300,667	2,406,526
GAAP income per ordinary share – basic	0.10	0.03
GAAP income per ordinary share – diluted	0.10	0.03
Share-based compensation expenses	1,342,745	1,481,938
Non-GAAP net income	8,643,412	3,888,464
Non-GAAP income per ordinary share – basic	0.12	0.04
Non-GAAP income per ordinary share – diluted	0.12	0.04

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2008 and continued market leadership; expectations regarding cosmetics, Babaka and CPS; Acorn’s ability to improve its e-commerce and third party bank sales channels; and Acorn’s general ability to maintain its leadership position by focusing on media efficiency and to identify and source innovative new products for marketing and promotion through its multiple sales channels utilizing its experience in the mobile handset sector. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, our operating results for any period are impacted significantly by the mix of products and services sold by us in the period and the platforms through which they are sold, causing our operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: our ability to successfully introduce new products and services, including to offset declines in sales of existing products and services; our ability to stay abreast of consumer market trends and maintain our reputation and consumer confidence; continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including actions that may make TV media time unavailable to us or require we suspend or terminate a particular TV direct sales program; our reliance on and ability to effectively manage our nationwide distribution network; potential unauthorized use of our intellectual property; potential disruption of our manufacturing process; increasing competition in China’s consumer market; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our prospectus filed with the Securities and Exchange Commission on May 2, 2007. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 14 of our prospectus. Our actual results of operations for the first quarter of 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Three Months Ended March 31,
	2007	2008
Revenues:
Direct sales, net	45,688,206	39,847,711
Distribution sales, net	22,297,023	26,213,381

Total revenues, net	67,985,229	66,061,092

Cost of revenues:
Direct sales	20,518,417	16,530,256
Distribution sales	9,953,244	11,129,325

Total cost of revenues	30,471,661	27,659,581

Gross profit	37,513,568	38,401,511

Operating income (expenses):
Advertising expenses	(19,344,856)	(18,823,517)
Other selling and marketing expenses	(6,609,337)	(9,988,165)
General and administrative expenses	(5,920,251)	(7,518,273)
Other operating income, net	596,895	916,729

Total operating income (expenses)	(31,277,549)	(35,413,226)

Income from operations	6,236,019	2,988,285

Other income (expenses):
Interest expenses	(320)	—
Other income, net	2,103,278	1,547,828

Total other income	2,102,958	1,547,828

Income before income taxes and minority interest	8,338,977	4,536,113

Income tax expenses (benefits):
Current	503,750	1,178,444
Deferred	47,917	(25,027)

Total income tax expenses	551,667	1,153,417

Net income after income taxes and before minority interest	7,787,310	3,382,696
Minority interest	(486,643)	(976,170)

Net income	7,300,667	2,406,526
Deemed dividend on Series A convertible redeemable preference shares	(40,350)	—

Income attributable to holders of ordinary shares	7,260,317	2,406,526

Income per ordinary share
- Basic	0.10	0.03

- Diluted	0.10	0.03

Income per ADS
- Basic	—	0.08

- Diluted	—	0.08

Weighted average number of shares used in computation income per ordinary share
- Basic	48,979,394	88,524,410

- Diluted	53,320,062	91,941,482

ACORN INTERNATIONAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2007	March 31, 2008
	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	148,743,159	148,251,747
Restricted cash	674,260	646,816
Short-term investments	36,643,577	27,621,410
Accounts receivable, net	23,076,064	31,201,937
Notes receivable	1,592,295	3,358,160
Inventory	16,382,773	17,483,351
Prepaid advertising expenses	23,150,816	20,534,104
Other prepaid expenses and current assets, net	8,068,556	9,503,911
Deferred tax assets, net	2,946,855	3,071,245

Total current assets	261,278,355	261,672,681
Property and equipment, net	13,322,488	14,086,688
Acquired intangible assets, net	4,775,805	4,643,842
Goodwill	7,571,865	7,571,865
Other long-term assets	827,377	894,328

Total assets	287,775,890	288,869,404

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	8,171,725	13,617,352
Accrued expenses and other current liabilities	12,477,690	11,174,368
Notes payable	997,180	854,823
Income taxes payable	160,922	1,275,576
Deferred revenue	13,352,371	13,767,062

Total current liabilities	35,159,888	40,689,181

Total liabilities	35,159,888	40,689,181

Minority interest	9,241,277	10,605,208

Shareholders’ equity:
Ordinary shares	932,554	932,659
Additional paid-in capital	201,901,611	203,400,790
Retained earnings	39,682,699	42,089,225
Accumulated other comprehensive income	7,690,985	11,128,352
Treasury stock, at cost	(6,833,124)	(19,976,011)

Total shareholders’ equity	243,374,725	237,575,015

Total liabilities and shareholders’ equity	287,775,890	288,869,404

For further information, please contact:

Chen Fu
Director of Investor Relations
Acorn International
Tel: +86 21 5151 8888 (ext.2228)
Email: ir@chinadrtv.com

Roger Hu	Peter Homstad
Christensen	Christensen
Tel: +852 2117-0861	Tel: +1 480 614-3026
Email: rhu@ChristensenIR.com	Email: phomstad@ChristensenIR.com